UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                              Commission File Number 333-

(Check one)
           [  ]  Form 10-K and Form 10-KSB                   [   ]  Form 11-K
   [   ]  Form 20-F   [X]  Form 10-Q and Form 10-QSB           Form N-SAR

             For period ended:  June 30, 2001______________________________


   [   ]  Transition Report on Form 10-K and Form 10-KSB

   [   ]  Transition Report on Form 20-F

   [   ]  Transition Report on Form 11-K

   [   ]  Transition Report on Form 10-Q and Form 10-QSB

   [   ]  Transition Report on Form N-SAR

        For the transition period ended:  _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
-----------------------------------------------

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      ePhone Telecom, Inc.

Former Name if Applicable:                    N/A

Address of principal executive                1145 Herndon Parkway
office (Street and Number):                   Suite 100
                                              Herndon, VA 20170


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================================================================================
                                     PART II
                             RULE 12B-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X}          (a) The reasons described in reasonable detail in Part
             III of this form could not be eliminated without unreasonable effort or expense;

[X}           (b) The subject annual report or semi-annual report,
             transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

             ePHONE Telecom, Inc undertook as part of its initial fund raising to register ePHONE shares in the Canadian provinces of British Columbia, Alberta (ASC), Ontario and Quebec. The documents necessary for such registration were filed in April of 2001. Accordingly a great deal of time and money has been spent in dialog with the various governing bodies in Canada, consultants, lawyers and other interested parties. As of early August, 2001 the prospectus was put on hold pending the resolution of a number of issues raised by the Ontario Securities Commission, the last Commission withholding approval. ePHONE had to commit the accounting resources necessary to respond to the issues raised. These same resources were simultaneously working on the preparation of ePHONE's 10-QSB for the quarter ended June 30, 2001. In both instances an in depth understanding of ePHONE's operations and financial processes were required to adequately perform the work. Additional resources were brought in to assist but lacked the ePHONE specific experience to contribute significantly to speeding up the processes. As a result, ePHONE is not able to file the Form 10-QSB in a timely manner, but will be able to make such filing in the next few days.


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================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                         Name:  Charlie Rodriguez

                         Area code and telephone number: (703) 787-7006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                           [X]  Yes                   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [   ]  Yes               [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.


                              ePhone Telecom, Inc.
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                                Date   August 14, 2001

                                                By   /s/ Charlie Rodriguez
                                                     ----------------------
                                                     Charlie Rodriguez
                                                     Chief Financial Officer
                                                     ePHONE Telecom, Inc.